[Letterhead of Corporate Capital Trust, Inc.]

May 24, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Christina DiAngelo
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re           Corporate Capital Trust, Inc.
Annual Report on Form 10-K
File No. 814-00827

Dear Ms. DiAngelo:

On behalf of Corporate Capital Trust, Inc. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by telephone on April 30, 2013 regarding the Company’s 2012 Annual Report on Form 10-K (the “Annual Report”).

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response.  Terms used herein and otherwise not defined in this response have the meanings set forth in the Annual Report.

Financial Statements

1.	We refer to the Company’s Consolidated Statement of Assets on page F-2. Rule 6-04 of Regulation S-X requires that amounts payable to directors and officers be stated separately.

Response: In the Company’s financial statements that are filed subsequent to this date, the Company will state separately amounts payable to directors and officers in compliance with Regulation S-X.

2.
We refer to the Company’s Consolidated Statement of Changes in Net Assets on page F-4.  Please explain what is included in the Company’s “Other Sources” of distributions to shareholders.  Is there any book return of capital included in these “Other Sources”?

Response: The primary items that constitute “Other Sources” include (a) unearned performance-based incentive fees on unrealized gains, (b) amortized offering expenses, and (c) a significant portion of organization expenses.  These are all items that are disregarded expenses for tax purposes.  Thus, they increase taxable income available for distributions and require distributions that exceed GAAP net investment income and realized gains.

Christina DiAngelo
May 24, 2013

The Company follows the authoritative guidance in ASC 946, “Financial Services – Investment Companies”, for return of capital disclosures.  In general, this guidance recognizes the impact of required RIC distributions on the GAAP financial statements.  More specifically, ASC 946-205-45-3 requires the Company to disclose in its Statement of Changes in Net Assets any tax return of capital, thereby aligning GAAP with RIC tax rules for return of capital itemization and disclosure.  Furthermore, return of capital is defined in the FASB Master Glossary as “distributions by investment companies in excess of tax-basis earnings and profits.”

The underlying components of “Other Sources” of distributions in the Consolidated Statement of Changes in Net Assets primarily represent accumulated distributions in excess of net investment income which are attributable to specific book-tax differences.  As required by ASC 946-205-45-3, the Company reclassifies any permanent book-tax differences to paid-in capital.  In future filings, the Company will provide additional disclosures regarding the primary sources of distributions made in excess of GAAP accumulated and current-period net investment income and accumulated and current-period realized gains.

3.
We refer to footnote (g) of the Company’s Consolidated Schedule of Investments, on page F-14.  Please explain how the Company computes the qualifying asset ratio relative to (i) reference assets of the total return swap (appreciation/depreciation in value relative to notional amount, fair value or notional amount of reference assets), and (ii) foreign currency forward contracts.

Response: We understand that the Staff’s position is to treat the market value of each TRS reference asset as either a qualifying or a non-qualifying asset for purposes of Section 55(a) of the 1940 Act based on whether the obligor on each such TRS loan is an eligible portfolio company. The Company looks through to the fair value of each TRS reference asset in determining compliance with the requirement that 70% of its total assets be qualifying assets under Section 55(a) of the 1940 Act. Under such treatment, the cash collateral (net of appreciation or depreciation in the fair value of the TRS reference assets) would implicitly be reflected in the Company’s net equity (since that equity, when combined with the “deemed borrowing” under the TRS, equals the fair value of the portfolio of TRS reference assets included in the asset ratio calculation). Consequently, the cash collateral is not included as an asset of the Company for purposes of Section 55(a) of the 1940 Act. The Company does not include foreign currency forward contracts in the numerator of the qualifying asset ratio as qualifying assets.

Christina DiAngelo
May 24, 2013

4.
We refer to the Company’s Consolidated Schedule of Investments on page F-6.  Please explain why there are two additional investment positions for American Gaming Systems with that appear to have identical interest rates and maturity dates as the first investment position, and explain the apparent differences through correspondence.

Response: The three investment positions of American Gaming Systems are shown as three distinct investments, because each of the second and third investment positions in the Company’s Consolidated Schedule of Investments represents a different delayed draw term loan. A discussion about the second investment position is included in Note 12 of the Company’s Consolidated Financial Statements: “As of December 31, 2012, the Company was committed to fund $1,012,317 for two delayed draw term loans associated with two portfolio companies. The Company received a non-refundable fee of $30,488 in connection with one delayed draw term loan commitment.”  The third investment position represents another delayed draw term loan issued by American Gaming System and this investment was funded as of December 31, 2012.

5.	We refer to the Company’s Consolidated Schedule of Investments on page F-6. In future filings, disclose the dividend distribution rate for preferred stocks.

Response:  In the Company’s financial statements that are filed subsequent to this date, the Company will disclose the dividend distribution rate for preferred stock investments in its consolidated Schedule of Investments and amend the related footnote disclosures.

6.
We refer to the Company’s Consolidated Schedule of Investments on page F-9.  Is Genesys Telecommunications Laboratories, Inc. a qualified asset and, specifically, is the issuer of the euro-denominated subordinated debt a qualified asset?  If not, then footnote marker “g” should be added to the disclosure for this investment position.

Response: Genesys Telecommunications Laboratories, Inc., based in the United States, is deemed a qualifying asset, so the footnote marker “g” is not required for this debt investment position.

7.
We refer to the Company’s Consolidated Schedule of Investments on page F-12.  Please explain the condition surrounding the Sabre, Inc. investment position senior debt (L+600; labor floor 1.25%; maturity 12/29/2017; par value and fair value of $29).

Response: The $29 par value and fair value investment position for Sabre, Inc. is an open scheduled paydown that had not yet settled as of December 31, 2012.  This investment position settled on January 4, 2013 with the receipt of the cash associated with scheduled loan paydown.

8.
We refer to the Company’s Consolidated Schedule of Investments on page F-14.  In future filings, please disclose the share class of short term investments (e.g., money market funds) if the fund has multiple share classes.

Christina DiAngelo
May 24, 2013

Response:  In the Company’s financial statements that are filed subsequent to this date, the Company will disclose the share class of each short-term investment if the investment is a money market fund that has multiple share classes.

9.
We refer to the footnote 3 on page F-30 and the following disclosure related to the fair value of the Company’s financial instruments: “The more significant unobservable inputs used in the fair value measurement of the Company’s senior and subordinated loan investments are quotes obtained from unaffiliated brokers.”  Please disclose the types of broker quotes that the Company received and/or used in the valuation process.

Response: In the Company’s financial statements that are filed subsequent to this date, the Company will disclose in the notes to its financial statements whether the broker quotes employed in the fair value measurement process are third-party indicative broker quotes or actionable broker quotes, or a combination of both.

10.
We refer to the Company’s Agreements and Related Party Transactions disclosure set forth in Note 6 to the Company’s Consolidated Financial Statements on page F-32.  In future filings, please disclose the amount of organization and offering expenses subject to reimbursement in the Company’s notes to financial statements.

Response:  In the Company’s financial statements that are filed subsequent to this date, the Company will disclose the amount of organization and offering expenses subject to reimbursement in the notes to the Company’s financial statements.

11.
We refer to the Company’s Agreements and Related Party Transactions disclosure set forth in Note 6 to the Company’s Consolidated Financial Statements on page F-32. Please discuss the difference between the “Administrative Services” expense disclosed in the Statement of Operations ($1,061,111) on page F-2 and the amount that is disclosed as a payment to a related party ($752,985) on page F-32.

Response: Accrued expenses for third-party services that are provided pursuant to sub-administration agreements account for the difference between (a) total “Administrative Services” and (b) the expense amount assigned to a related party.

12.
We refer to the Company’s Agreements and Related Party Transactions disclosure on pages F-32 – F-33.  Please explain the rationale for initially setting the Other Operating Expense percentage at 1.91% of average net assets and the reason for changing the Other Operating Expense limit to 1.75% for 2013 and thereafter.

Christina DiAngelo
May 24, 2013

Response: The initial Other Operating Expenses percentage limit, as defined in the Amended and Restated Expense Support and Conditional Reimbursement Agreement, of 1.91% was adopted to coincide with the 2011 Other Expenses percentage, as disclosed in the fee table on page 8 of Pre-Effective Amendment No. 3 (“PEA 3”) to the Company’s Registration Statement on Form N-2 filed with the Commission on March 29, 2011.  The 1.91% Other Operating Expense percentage presented in PEA 3 was the initial twelve-month estimate of general and administrative expense to operate the Company.  An amendment to the Expense Support and Conditional Reimbursement Agreement was then entered into on December 31, 2012, and subsequently filed with the Commission on January 7, 2013 to reduce the expense reimbursement limit to 1.75% based on a significant decline in the Company’s operating expenses in 2012; however, the reduction in the amount payable to the Advisors for reimbursement of accumulated expense support payments in 2012 was not material.  Additionally we wish to note to you that, in accordance with that amendment to the Expense Support and Conditional Reimbursement Agreement, the 1.75% Other Operating Expenses reimbursement limit applies to calendar year 2012 and all subsequent years.

13.
We refer to the Company’s Derivative Instruments disclosure set forth in Note 4 of the Company’s Consolidated Financial Statements on Page F-27.  Please disclose the basis for determining the termination fee and the amount of the termination fee liability as of the report date.

Response: The initial termination fee of $6,900,000 was determined as part of the business negotiations of the TRS Agreements.  The termination fee is reduced every three months by the amount of TRS financing spread payments that are paid to the counter-party. As of the date of the Annual Report, the Company’s contingent termination fee liability would have been $6,900,000. In the Company’s financial statements that are filed subsequent to this date, the Company will disclose the then-adjusted termination fee and the amount of the contingent termination fee liability as of the applicable report date in the footnotes to its financial statements.

14.
We refer to the Company’s Financial Highlights disclosure set forth in Note 10 of the Company’s Consolidated Financial Statements and the table on page F-35.  Disclose in the notes to the Company’s Consolidated Financial Statements (or disclose in the footnotes to the schedule of financial highlights) the “Other Sources” of distributions.

Response: In the Company’s financial statements that are filed subsequent to this date, the Company will expand its disclosure in the notes to its financial statements that discuss sources of distributions, and the Company will further expand its disclosure in the footnotes to the schedule of financial highlights to indicate that tax-related adjustments are included in “Other Sources” of distributions, such disclosures to be consistent with the guidance of ASC 946-205-45-3.

15.
We refer to the Company’s Financial Highlights disclosure set forth in Note 10 of the Company’s Consolidated Financial Statements on page F-35.  Please reword the “Total Expenses Before Operating Expense Support” and “Total Expenses After Operating Expense Support” headings to clarify what each ratio presents.

Response: In the Company’s financial statements that are filed subsequent to this date, the Company will rename these line items in its Financial Highlights disclosure using the following labels: “Total Operating Expenses Before Expense Support” and “Total Operating Expenses After Expense Support.”

*           *           *

Christina DiAngelo
May 24, 2013

The Company hereby acknowledges that:

•	the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Investment Management in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Please contact the undersigned at (407) 540-2599, or Darren Skinner of Arnold & Porter LLP at (202) 942-5636, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Paul S. Saint-Pierre
Paul S. Saint-Pierre

cc:  Daren Skinner, Esq.